United States securities and exchange commission logo





                             November 19, 2020

       Kim Rivers
       Chairman and Chief Executive Officer
       Trulieve Cannabis Corp.
       6749 Ben Bostic Road
       Quincy, FL 32351

                                                        Re: Trulieve Cannabis
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
22, 2020
                                                            CIK No. 0001754195

       Dear Ms. Rivers:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, Submitted October 22, 2020

       Cover Page

   1. We note your disclosure on page 1 highlighting your multi-state cannabis operations and your focus on being
the brand leader for both medical and recreational cannabis
                                                        products and services.
Please tell us whether your sales to date are concentrated in one or more of the four states
where you operate and whether adult-use (recreational) sales have been material to your
business. Revise your Summary and prospectus, as applicable, to discuss any
concentration of sales by state or by use.
   2. Please provide a brief description of the securities offered per Item 501(b)(2) of
                                                        Regulation S-K.
Additionally, we note your statement on the cover page that    [t]he prices
                                                        at which the selling
shareholders may sell the common shares will be determined by the
 Kim Rivers
FirstName LastNameKim
Trulieve Cannabis Corp. Rivers
Comapany 19,
November   NameTrulieve
              2020      Cannabis Corp.
November
Page 2    19, 2020 Page 2
FirstName LastName
         prevailing market price for the common shares or in negotiated
transactions.    Please
         revise to provide a definition for the term "common shares."
3. Please tell us whether you are registering your Subordinate Voting Shares under Section
         12 of the Exchange Act in connection with this offering. If you are not, then add risk factor disclosure to explain that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under
Section 16 of the
         Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g)
         of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.
4. Given the nature and size of this offering, please provide a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and not a primary offering. For guidance, refer to
         Compliance and Disclosure Interpretation 612.09 of the Securities Act Rules, available on
         the Commission   s website.
Prospectus Summary, page 1

5. Please revise the disclosure on page 1 to clarify the basis for your claim that you are the largest medical marijuana company in the State of Florida. Please also revise to briefly explain the difference between adult use and medicinal use.

6. Please revise page 2 to explain in further detail the significance of the following
         statement:    Healing Corner scored the highest of all applicants on
the first Request for
         Application for licensing.
7. Please revise page 2 to describe the pending acquisitions referenced and the current status thereof.
8. Please revise to provide a brief description of the securities offered and your other outstanding equity securities, including the voting rights thereof and a brief overview of the grounds for conversion.
Risk Factors, page 8

9.       On page 102 you state that you are authorized to issue an unlimited number of
         Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Super Voting Shares. Please include risk factor disclosure about the potential dilutive effects of your ability to issue unlimited shares. Also, discuss as applicable whether this structure could have anti-takeover effects.
10.      Your subheading on page 20 is    Risks related to owning Super Voting
Shares    but the risk
         factors below this subheading includes risk factors related to the Subordinate Voting
         Shares. Please revise this header or add an additional header before the risk factors related
 Kim Rivers
FirstName LastNameKim
Trulieve Cannabis Corp. Rivers
Comapany 19,
November   NameTrulieve
              2020      Cannabis Corp.
November
Page 3    19, 2020 Page 3
FirstName LastName
         to the Subordinate Voting Shares.
Business, page 49

11.      Please provide the basis for the following statement on page 51:    We
  are responsible for
         approximately 50% of all cannabis flower sold in Florida through licensed dispensaries.
12. On page 53 you state that you lease your retail locations. Please revise page 53 to disclose how many cultivation facilities and manufacturing facilities you own, and discuss whether you own or lease these facilities.
13. On page 53, please provide more detail concerning the competitive conditions in the states in which you operate and which you plan to operate in the near term, including as relevant the approximate number of competitors in each state, your competitive position and any material differences between yourself and competitors, such as competitors that may use different methods like delivery-only.
14. On pages 55-56, please reconcile the statement that Trulieve US was incorporated as a
         Georgia corporation on January 25, 1990 with the statement that Trulieve US has been registered as a nursery in the State of Florida since 1981.
15. We note your description of the legal proceedings on page 81. Please revise so that your disclosure covers any material legal proceedings to which your subsidiaries are subject, not just proceedings to which you or you or your subsidiaries property is the subject matter.
16. Your disclosure on page 105 suggests that you may be a foreign private issuer. If so, please revise to provide the information required by Item 101(g) of Regulation S-K.
Management , page 84

17.      We note your statement on page 90:    During 2019, we did not pay
compensation to our
         directors in the form of annual fees for attending meetings of the board of directors.
         Directors did not receive additional compensation for acting as chairs of committees of the
         board of directors.    We understand your directors did not receive
compensation in 2019 in
         the form of annual fees or for acting as chairs of committees. Please revise to state whether your directors received any other compensation in their service as directors. To the extent there is any other compensation, provide the information required by Item
         402(r) of Regulation S-K.
Compensation Committee, page 88

18. Please revise to briefly discuss NI 58-101 and the applicable independence standard.
Agreement with Mr. Srinivasan, page 94

19. Please reconcile the disclosure that Mr. Srinivasan resigned in April 2020 with the disclosure on page 92 which indicates he resigned in April 2019.
 Kim Rivers
FirstName LastNameKim
Trulieve Cannabis Corp. Rivers
Comapany 19,
November   NameTrulieve
              2020      Cannabis Corp.
November
Page 4    19, 2020 Page 4
FirstName LastName
Certain Relationships and Related-Person Transactions, page 96

20. Please revise page 96 to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the current outstanding principal amount for the lines of credit with C2C and other entities controlled by Benjamin Atkins.
         Please also clarify which lines of credit have been drawn and the maturity thereof. In connection with your lease transactions described on page 97, please also disclose the aggregate amount of all periodic payments or installments due on or after the beginning of your last fiscal year, including any required or optional payments due during or at the conclusion of the lease. Please also state whether the leases referenced on page 97 are for retail locations or cultivation and manufacturing facilities. Description of Capital Stock, page 102

21. On page 102 you refer shareholders to the British Columbia Business Corporations Act. It
         is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
22.      On page 102 you state:    As long as any Subordinate Voting Shares
remain outstanding,
         we may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to
         the Subordinate Voting Shares.    Please revise to state the required
level of consent and
         explain the difference between rights and special rights. Also include this information with respect to the Super Voting Shares and Multiple Voting Shares.
23. On page 102 and 104 you state that the Conversion Ratio for the Super Voting Shares and
         Multiple Voting Shares is subject to adjustment in certain events. Please revise to identify these events and explain the adjustment.
24.      On page 102 you state:    At each such meeting, holders of Super
Voting Shares are
         entitled to two votes in respect of each Subordinate Voting Share into which such Super
         Voting Share could ultimately then be converted (initially, 200 votes per Super Voting
         Share).    A similar statement appears on page 104 with respect to the
Multiple Voting
         Share conversion amount. Please revise to explain the meaning of
initially    here and on
         page 104.
25.      On page 103 you state:    Each Super Voting Share will also
automatically be converted,
         without further action by the holder thereof, into Multiple Voting Shares at the
         Conversion Ratio for each Super Voting Share held on the date that is 30 months following the closing of the Transaction". Given that the 30-month period appears to expire in March 2021, please revise here and elsewhere to discuss the impact of the impending conversion on your capital structure and, if applicable, your governance.
26. Please revise to describe the impact of conversion of either the Super Voting Shares or
         Multiple Voting Shares on the holders of the Subordinated Voting Shares, including dilution.
 Kim Rivers
FirstName LastNameKim
Trulieve Cannabis Corp. Rivers
Comapany 19,
November   NameTrulieve
              2020      Cannabis Corp.
November
Page 5    19, 2020 Page 5
FirstName LastName
27. On page 105 you state that the Company must use commercially reasonable efforts to maintain its status as a foreign private issuer and therefore the Company shall not affect any conversion of Multiple Voting Shares where the aggregate number of Subordinate
         Voting Shares, Super Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents would exceed 40% of the aggregate number of Subordinate
         Voting Shares, Super Voting Shares and Multiple Voting Shares issued and outstanding.
         Please revise to explain the reason for this conversion limitation. With a view to disclosure, also tell us where you stand relative to the 40% Threshold and whether the resale offering you are now registering could impact your FPI status and result in conversions.
28. On page 107 you state that the Coattail Agreement contains certain customary provisions.
         Please revise to describe these provisions and also name the trustee.
29. We note your statements on page 105 that imply that you view yourself as a foreign private issuer. To the extent you are a foreign private issuer, please provide the information required by Instruction 2 to Item 202 of Regulation S-K, or advise.
Description of Certain Indebtedness, page 111

30. Please revise the disclosure on page 111 to describe each term that you refer to as defined in the Note Indenture, including Applicable Premium, Equity Offering and Change of
         Control, and to describe each situation that you refer to as described in the Note Indenture or as occurring on the terms set forth in the Note Indenture. Please also state whether the
         2024 Notes are secured and, if so, describe the security interest.
Exhibit Index, page II-6

31. Please file the following as exhibits pursuant to Item 601 of Regulation S-K or advise:
             the employment agreements with your NEOs, the agreement with Ms. Rivers to convert any Super Voting Shares controlled by her
             into Multiple Voting Shares (page 20),
             the Coattail Agreement, and
             the share distribution agreements referenced on page 120.
Item 17. Undertakings, page II-6

32. We note your statements on page 105 that imply that you view yourself as a foreign private issuer. To the extent you are a foreign private issuer, please provide the undertaking required by Item 512(a)(4) of Regulation S-K.
Exhibits

33. With reference to pages 54 and F-7, please file the plan of merger and other material agreements relating to the September 2018 Transaction. Refer to Regulation S-K, Item
         601(b)(2).
 Kim Rivers
Trulieve Cannabis Corp.
November 19, 2020
Page 6
General

34. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact David Burton at (202) 551-3626 or Daniel Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameKim Rivers                                   Sincerely,
Comapany NameTrulieve Cannabis Corp.
                                                               Division of
Corporation Finance
November 19, 2020 Page 6                                       Office of Life
Sciences
FirstName LastName